Exhibit 99.4

VOTING INSTRUCTION FORM

MAG SILVER CORP.

SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-474-7493

MEETING TYPE: ANNUAL AND SPECIAL MEETING
MEETING DATE: FRIDAY, OCTOBER 05, 2012 AT 10:00 A.M. PDT
RECORD DATE: FOR HOLDERS AS OF SEPTEMBER 07, 2012
PROXY DEPOSIT DATE: OCTOBER 03, 2012
ACCOUNT NUMBER:
CUSIP: 55903Q401 CUID: S97227 E **CONTROL NO. :**

APPOINTEE(S) J.A. RUBENSTEIN, D.T. MACINNIS, L. TADDEI, J.L. HARRIS

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S)	VOTING RECOMMENDATIONS	
1 *- TO SET THE NUMBER OF DIRECTORS AT NINE (9). ------------------>>>	FOR 0010110	--->>>
3 *- TO APPOINT DELOITTE & TOUCHE LLP AS AUDITORS OF THE COMPANY FOR --->>> THE ENSUING YEAR AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.	FOR 0010200	--->>>
4 *- TO RATIFY, CONFIRM AND APPROVE THE COMPANY'S ADVANCE NOTICE ------->>> POLICY.	FOR 0039900	--->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

VOTE USING YOUR MOBILE DATA DEVICE SUCH AS SMART PHONES AND TABLETS AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

2 **ELECTION OF DIRECTORS** (FILL IN ONLY ONE BOX " ▬ " PER NOMINEE IN BLUE OR BLACK INK)

VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

Nominee	FOR	WITHHOLD
01-DANIEL T. MACINNIS	☐	☐
02-JONATHAN A. RUBENSTEIN	☐	☐
03-ERIC H. CARLSON	☐	☐
04-RICHARD M. COLTERJOHN	☐	☐
05-DEREK C. WHITE	☐	☐
06-PETER K. MEGAW	☐	☐
07-FRANK R. HALLAM	☐	☐
08-RICHARD P. CLARK	☐	☐
09-PETER D. BARNES	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " ▬ " PER ITEM IN BLUE OR BLACK INK)

0000

2 ITEM(S)
SHARE(S)

Item		
1	FOR ☐	AGAINST ☐
3	FOR ☐	WITHHOLD ☐
4	FOR ☐	AGAINST ☐

CONTROL NO. : →

Broadridge

5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

S97227 E 2 2 1 OF 1

MAG SILVER CORP.
770 - 800 WEST PENDER STREET
VANCOUVER, BC V6C 2V6
CANADA

* ISSUER CONFIRMATION COPY - INFO ONLY *
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES
SIGNATURE(S) DATE (DD/MM/YY)
* INVALID IF NOT SIGNED *

FOLD IN HALF - DO NOT DETACH

06

VOTING INSTRUCTION FORM
MAG SILVER CORP.
SEE VOTING INSTRUCTIONS ON REVERSE
WE NEED TO RECEIVE YOUR V0TING INSTRUCTIONS AT LEAST
ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.
INTERNET VOTE: WWW.PkOXYVOnXOHI
TELEPHONE VOTE; 1-800-474-7493
MEETING TYPE:
MEETING DATE:
RECORD DATE:
PROXY DEPOSIT DATE:
ACCOUNT NUMBER:
CUSIP: 55903Q104
APPOINTEE!
ANNUAL AND SPECIAL MEETING
FRIDAY, OCTOBER 05, 2012 AT 10:00 A.M. POT
FOR HOLDERS AS OF SEPTEMBER 07, 2012
OCTOBER 03, 2 0 1 2
CUID: S97227 CONTROL N O .:
I J.A. RUBENSTEIN, D.T. MACINNIS, L. TADDEI, XL, HARRIS
IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF
AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME
OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE UNE BELOW.
PLEASE PRINT APPOINTEE NAME
- TO SET THE NUMBER OF DIRECTORS AT NINE (9), ................................ - > > >
3 *- TO APPOINT DELOITTE & TOUCHE LLP AS AUDITORS OF THE COMPANY FOR -
THE ENSUING YEAR AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR
REMUNERATION.
4 *- TO RATIFY, CONFIRM AND APPROVE THE COMPANYS ADVANCE NOTICE......
POLICY,
FOR
0010110
FOR
0010200
FOR
0039900
..NOTE* THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH
OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY
ADJOURNMENT THEREOF.
e NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN
CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.
VOTE USING YOUR MOBILE DATA DEVICE SUCH AS
SMART PHONES AND TABLETS AT WWW.PROXYVOTE.COM
2 B H S H B S H B i (FIU in only one box " a " PER nominee in blue o r bla c k ink;
VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS
rm WITHHOLD
01-DANIEL T, MACINNIS  a
D2-JONATHAN A. RUBENSTEIN
03-ERIC H, CARLSON  r * i
04-RICHARD M, COLTERJOHN
05-DEREK C. WHITE
06-PETER K, MEGAW
07-FRANK R. HALLAM
08-RICHAR0 P. CLARK
09-PETER D. BARNES
(FIU IN ONLY ONE BOX " g g g PER ITEM IN BLUE OR BUCK INK) 0 0 0 0
FOR AGAINST
1
FOSE WITHHOLD
3
FOS AGAINST
4
2 IT EM (S )
SH A R E (S )
Broadridge
5970 CHEOWORTH WAY
MISSISSAUGA, ON L5R 4(33
MAG SILVER CORP.
770 - 800 WEST PENDER STREET
VANCOUVER, BC V6C 2V6
CANADA
* ISSUER CONFIRMATION COPY - INFO ONLY *
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
SIGNATURE(S)____________________________ DATE jPPMM/VY)
.. INVALID IF NOT SIGNED

VOTING INSTRUCTION FORM
MAG SILVER CORP.
MAG SILVER CORP.
ANNUAL AND SPECIAL MEETING TO BE HELD 10/05/12 AT 10:00 A.M. PDT FOR HOLDERS AS OF 09/07/12
(FILL IN 0NLY 0NE box per nominee in blue or black ink)
VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS
SEE VOTING INSTRUCTION
NO. 2 ON REVERSE
INTERNET VOTE: WWW.PROXYVOTE.COM
TELEPHONE VOTE: 1-800-454-8683
MEETING TYPE:
MEETING DATE:
RECORD DATE:
PROXY DEPOSIT DATE:
ANNUAL AND SPECIAL MEETING
FRIDAY, OCTOBER 05, 2012 AT 10:00 A.M. PDT
FOR HOLDERS AS OF SEPTEMBER 07, 2012
OCTOBER 03, 2012
550O3Q4O1
2 1-0001
WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST
ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.
1 - TO SET THE NUMBER OF DIRECTORS AT NINE (9).
3 - TO APPOINT DEIOITTE & TOUCHE LLP AS AUDITORS OF THE COMPANY FOR . > > >
THE ENSUING YEAR AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR
REMUNERATION,
4 - TO RATIFY, CONFIRM AND APPROVE THE COMPANYS ADVANCE NOTICE--------- >> >
POUCY.
..NOTE* THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH
OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY
ADJOURNMENT THEREOF.
*NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN
CONJUNCTION WITH THE ACCOMPANYING PROXY STATEMENT.
FOR . > >>
0010110
FOR ---> > >
0010200
FOR . > > >
0039900
FO* WITHHOLD
01-DANIEL T. MACINNIS
Q2-J0NATHAN A. RUBENSTEIN a
03-ERIC H. CARLSON  a
04-RICHARD M. COLTERJOHN
OS-DEREK C. WHITE
06-PETER K. MEGAW
07-PRANK R. HAILAM
08-RICHARD P. CLARK
09-PETER D, BARNES
FOR
FOR
WITHHOLD
FILL IN THE BOX TO THE RIGHT IF YOU PLAN TO
ATTEND AND VOTE YOUR SHARES AT THE MEETING
Broadridge
51 MERCEDES WAY
EDGEWOOD NY 11717
VOTE USING YOUR MOBILE DATA DEVICE SUCH AS
SMART PHONES AND TABLETS AT WWW.PROXYVOTE.COM
MAG SILVER CORP.
770 - 800 WEST PENDER STREET
VANCOUVER, BC V6C 2V6
CANADA
* ISSUER CONFIRMATION COPY - INFO ONLY *
signature(s) date